EXHIBIT 6.1
Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS)

	December 31,
(In thousands dollars except ratio data)	2008	2007	2006	2005	2004
Shares at the end of period	55,227,037	56,933,137	56,963,137	56,963,137	56,963,137
Yearly weighted average shares	56,189,025	56,962,233	56,963,137	56,963,137	56,963,137

Net Income (Loss) from continuing operations	75,440	(28,349)	(40,945)	(23,871)	(109,362)

Net Income (Loss) from discontinued operations	—	(38,563)	111,362	199,363	9,470
Net Income (Loss) for the year Attributable to Stockholders of Grupo TMM, S.A.B	74,933	(67,072)	69.908	171,304	(102,547)
Earnings (Loss) per share from continuing operations	1.343	(0.498)	(0.719)	(0.419)	(1.920)
Earnings (Loss) per share from discontinued operations	—	(0.677)	1.955	3.500	0.166
Earnings (Loss) per share Attributable to Stockholders of Grupo TMM, S.A.B	1.334	(1.177)	1.227	3.007	(1.800)

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